Ms. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

7 February 2013

Re:	Allied Irish Banks, p.l.c.
Form 20-F for the Fiscal Year Ended December 31, 2011
filed April 24, 2012
File No. 001-10284

Dear Ms McHale

We thank you for your letter dated 16 January 2013 which was in response to our letter dated 31 October 2012 in relation to the above. We set out below our response to the issues raised.

In its responses, AIB acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The company may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the Year Ended December 31, 2011

Risk management – 1. Risk Factors

Macro-economic and geopolitical risk

Ireland depends materially on financial support of the International Monetary Fund…, page 62

1. We note your response to comment 4 of our letter dated September 27, 2012. Please confirm that you will include the information provided in your response in future filings.

AIB Response

We will include the requested disclosure in future filings.

Risks related to our business operations, governance and internal control systems

The Group faces heightened operational and reputational risks, page 67

2. We note your response to comment 5 of our letter dated September 27, 2012. We are aware that you discuss certain compensation arrangements in other sections of the filing. We request that in future filings, you revise your disclosure in this section to include a more detailed description of the “certain executive pay and compensation arrangements” that you are required to comply with pursuant to the recapitalization.

AIB Response

We will include the requested disclosure in future filings.

Additional Information

Material Contracts, page 434

3. We note your response to comment 11 of our letter dated September 27, 2012. As requested, please file these agreements in an amendment to your Form 20-F for the year ended December 31, 2011 or provide us with your analysis as to why these contracts were not required to be filed with your 2011 20-F

AIB Response

It is our intention to file these agreements as an amendment to our Form 20–F for the year ended 31 December 2011. At this stage we await final confirmation from our Principal Shareholder, the Irish Government, to proceed with the filing the agreements. Once received, we will complete the filing and comply with your request.

Should you wish to discuss any of the above in further detail, please feel free to contact either myself or James Murphy, Head of Finance Services, AIB Group.

Yours sincerely,

/s/ Paul Stanley,

Paul Stanley,

Acting Chief Financial Officer.

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